                                                                  Exhibit 99.1

            AMDOCS LIMITED FOURTH QUARTER REVENUE INCREASES 72.4% TO
                 $315.1 MILLION, ANNUAL REVENUE TOPS $1 BILLION

     EPS, EXCLUDING ACQUISITION-RELATED CHARGES, INCREASES BY 66.7% TO $0.25

St. Louis, MO - Nov 8, 2000, Amdocs Limited (NYSE: DOX) today reported that for the fourth quarter ended September 30, 2000, revenue reached $315.1 million, an increase of 72.4% over last year's fourth quarter. Excluding acquisition-related charges, net income increased 87.6% to $56.0 million, while earnings per share increased 66.7% to $0.25 per diluted share, compared to net income of $29.8 million, or $0.15 per diluted share, in the fourth quarter of fiscal 1999. The Company's as-reported net income, which includes acquisition-related charges of amortization of goodwill and purchased intangible assets and related tax effects, was $13.0 million, or $0.06 per diluted share, compared to net income of $29.8 million, or $0.15 per diluted share, in the fourth quarter of fiscal 1999.

Avi Naor, Chief Executive Officer of Amdocs Management Limited, noted, "Fiscal 2000 has been an outstanding year for Amdocs. We have continued to achieve rapid growth, as reflected by annual revenue surpassing $1 billion for the first time, while maintaining excellent profitability and visibility. This combination of business stability and sustained growth reflects a business model and ongoing revenue stream based on broad, long-term relationships with our customers."

The company noted that it continues to strengthen its position as the market leader in customer care and billing systems. This leadership is manifest in key new projects Amdocs has recently been awarded for voice-IP convergence, mobile IP and broadband. "We are leveraging our leadership position in CC&B by enhancing our offering to encompass CRM, order management and other capabilities. This will provide a comprehensive end-to-end communications business infrastructure for our customers," Naor added.

Management believes that demand for the company's systems remains strong and is growing in all business arenas. The company will enter fiscal 2001 with an excellent pipeline and high visibility. "As the market leader in a very strong, rapidly expanding market, we have every reason for confidence. We look forward to another year of strong growth and continued success," Naor concluded.

The company also noted that for the fiscal year ended September 30, 2000, revenue grew by 78.4% to a record $1.1 billion. Excluding acquisition-related charges of amortization of goodwill and purchased intangible assets, write-off of purchased R&D and related tax effects, net income for fiscal 2000 increased 93.0% to $190.1 million, while diluted earnings per share increased 79.6% to $0.88.

Amdocs is the world's leader in customer care and billing systems for communications and IP service providers. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With over 7,300 information systems professionals deployed worldwide, Amdocs supports a global customer base. For more information visit our Web site at www.amdocs.com.

Amdocs will host a conference call on Wednesday, November 8 at 5:00 p.m. Eastern Standard Time to discuss the company's fourth quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

This press release may contain forward looking statements as defined under the Securities Act of 1933, as amended. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the adverse effects of market competition, rapid changes in technology that may render the company's products and services obsolete, potential loss of a major customer, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the company's filings with the Securities and Exchange Commission.

Contact:
Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
314/212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

           PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

  EXCLUDING PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT, ACQUISITION RELATED COSTS, AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS AND RELATED
                                  TAX EFFECTS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                 THREE MONTHS ENDED                   TWELVE MONTHS ENDED
                                                                   SEPTEMBER 30,                         SEPTEMBER 30,
                                                          ---------------------------------      -------------------------------
                                                              2000 (1)             1999             2000 (2)            1999
                                                          --------------       ------------      -------------     -------------
Revenue:
  License                                                 $       35,216       $     22,400      $     124,822     $      74,387
  Service                                                        279,851            160,316            993,498           552,468
                                                          --------------       ------------      -------------     -------------
                                                                 315,067            182,716          1,118,320           626,855
Operating expenses:
  Cost of license                                                  1,278              1,455              5,624             5,515
  Cost of service                                                177,475            103,158            639,900           357,809
  Research and development                                        21,894             12,350             74,852            40,874
  Selling, general and administrative                             39,136             22,323            137,004            75,659
                                                          --------------       ------------      -------------     -------------
                                                                 239,783            139,286            857,380           479,857
                                                          --------------       ------------      -------------     -------------
Operating income                                                  75,284             43,430            260,940           146,998
Other income (expense), net                                        4,716               (803)            10,734            (6,223)
                                                          --------------       ------------      -------------     -------------
Income before income taxes                                        80,000             42,627            271,674           140,775
Income taxes                                                      24,026             12,788             81,528            42,232
                                                          --------------       ------------      -------------     -------------
Net income                                                $       55,974       $     29,839      $     190,146     $      98,543
                                                          ==============       ============      =============     =============
Diluted earnings per share                                $         0.25       $       0.15      $        0.88     $        0.49
                                                          ==============       ============      =============     =============
Diluted weighted average number of shares
   outstanding                                                   227,227            201,906            216,935           200,262
                                                          ==============       ============      =============     =============

(1) Excludes $54,329 of amortization of goodwill and purchased intangible assets and related tax effects of $11,348. Including the above items, income before income taxes was $25,671 and diluted net income per share was $0.06 for the three months ended September 30, 2000.

(2) Excludes $111,199 of amortization of goodwill and purchased intangible assets, $70,319 write off of purchased in-process research and development, $5,298 of acquisition related costs, and tax effects related to the above of $2,648. Including the above items, income before income taxes was $84,858 and diluted net income per share was $0.03 for the twelve months ended September 30, 2000.

                                 AMDOCS LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                   THREE MONTHS ENDED               TWELVE MONTHS ENDED
                                                                       SEPTEMBER 30,                    SEPTEMBER 30,
                                                            ----------------------------      -------------------------------
                                                                 2000               1999           2000             1999
                                                            ------------     -----------      -------------     -------------
                                                                       (Unaudited)
Revenue:
  License                                                   $     35,216     $    22,400      $     124,822     $      74,387
  Service                                                        279,851         160,316            993,498           552,468
                                                            ------------     -----------      -------------     -------------
                                                                 315,067         182,716          1,118,320           626,855
Operating expenses:
  Cost of license                                                  1,278           1,455              5,624             5,515
  Cost of service                                                177,475         103,158            639,900           357,809
  Research and development                                        21,894          12,350             74,852            40,874
  Selling, general and administrative                             39,136          22,323            137,004            75,659
  Amortization of goodwill and purchased intangible
     assets                                                       54,329               -            111,199                 -
  In-process research and development and other costs                  -               -             75,617                 -
                                                            ------------     -----------      -------------     -------------
                                                                 294,112         139,286          1,044,196           479,857
                                                            ------------     -----------      -------------     -------------
Operating income                                                  20,955          43,430             74,124           146,998
Other income (expense), net                                        4,716            (803)            10,734            (6,223)
                                                            ------------     -----------      -------------     -------------
Income before income taxes                                        25,671          42,627             84,858           140,775
Income taxes                                                      12,678          12,788             78,880            42,232
                                                            ------------     -----------      -------------     -------------
Net income                                                  $     12,993     $    29,839      $       5,978     $      98,543
                                                            ============     ===========      =============     =============
Basic earnings per share                                    $       0.06     $      0.15      $        0.03     $        0.50
                                                            ============     ===========      =============     =============
Diluted earnings per share                                  $       0.06     $      0.15      $        0.03     $        0.49
                                                            ============     ===========      =============     =============
Basic weighted average number of shares outstanding              221,105         198,800            212,005           197,436
                                                            ============     ===========      =============     =============
Diluted weighted average number of shares outstanding            227,227         201,906            216,935           200,262
                                                            ============     ===========      =============     =============

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                             AS OF
                                                             -------------------------------------
                                                                SEPTEMBER 30,       SEPTEMBER 30,
                                                                     2000              1999
                                                             ----------------     ----------------
ASSETS
Current assets
   Cash and cash equivalents                                 $        402,300     $         85,174
   Accounts receivable, net                                           263,100              159,312
   Deferred income taxes and taxes receivable                          35,179               29,899
   Prepaid expenses and other current assets                           34,327               16,390
                                                             ----------------     ----------------
    Total current assets                                              734,906              290,775

Equipment, vehicles and leasehold improvements, net                   128,081               83,997
Goodwill and other intangible assets, net                           1,011,053               22,798
Other noncurrent assets                                                61,045               32,441
                                                             ----------------     ----------------
Total assets                                                 $      1,935,085     $        430,011
                                                             ================     ================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Accounts payable and accruals                             $        198,445     $        108,686
   Short-term financing arrangements                                   28,713                8,103
   Deferred revenue                                                   133,546              104,688
   Deferred income taxes and income taxes payable                      55,197               33,412
                                                             ----------------     ----------------
    Total current liabilities                                         415,901              254,889
Noncurrent liabilities                                                 88,412               51,385
Shareholders' equity                                                1,430,772              123,737
                                                             ----------------     ----------------
Total liabilities and shareholders' equity                   $      1,935,085     $        430,011
                                                             ================     ================